Exhibit 2.4

VOTING MANIFESTATION

The undersigned, in his role as a member of the Board of Directors of Brasil Telecom S.A., hereby expresses the following in relation to the resolutions adopted by this Board of Directors in a meeting held on this date.

First, this Board Member cannot refrain from expressing his discomfort with the manner in which the merger process has been conducted. Notwithstanding the reputation of the distinguished members of the Independent Special Committee, barring any evidence to the contrary, it is not possible to assert that the process has achieved the goals expressed in CVM Guideline No. 35. The CVM Guideline establishes procedures to be followed in order to ensure that managers comply with their fiduciary duties, in the context of mergers and mergers of shares involving companies under common control, to defend the interests of the companies above those of any particular group, resulting in the setting of equitable share exchange ratios.

It is the case that, since the enactment of the above-referenced Guideline, most mergers have involved the creation of independent special committees that, despite the professional qualifications of their members, failed to fulfill their roles as independent negotiators of the terms of the transactions.

Unfortunately, in this case, it is not possible to say otherwise.

This Board cannot fail to take into consideration the fact that this operation is the third attempt to carry out the corporate reorganization of the companies of the Group. The first two attempts failed due to the unacceptable terms, which were rejected at shareholders’ meetings. This time, the management, under the guidance of the controlling shareholders, succeeded in structuring a transaction that, in form only, but not in substance, appears to meet the legal principles set out in the CVM Guideline. However, the creation of an independent special committee had no effect on the process.

After all, the above-mentioned committee decided simply to accept the premises set forth by the controlling shareholders and the management in the material fact disclosed on May 24, 2011 and did so shortly after the formation of the committee itself. The members of the committee did not meet with representatives of the shareholder groups, only with the management of the company itself, which elected the committee. The manifestations presented by minority shareholders, who have for some time been monitoring the situation of the involved companies with the intent to assist the work of the committee, were not even considered.

Furthermore, I believe that the rapid involvement of the committee failed to consider manifestations and public statements of the company’s management through its former CEO and its Director of Investor Relations, who, after the previous failures, came to declare that, in light of the failure of the attempted merger in 2010, did not know exactly what the value of the companies’ shares would be: “… whoever did not merge will remain with a share that I do not know exactly what purpose it will serve.” Apparently, the former CEO’s prophecy – disguised as a threat – is being fulfilled.

One must also consider an important divergence between the numbers considered by ItaúBBA in the preparation of its Valuation Report commissioned by the independent special committee and the numbers used by Apsis in the preparation of its valuation submitted to the shareholders in January of this year. What makes the discrepancy graver is that ItaúBBA and Apsis received their numbers from the same source: the Oi Group.

The scope of the discrepancy is shown below:

	EBITDA
	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Itau/Bradesco	2,938	2,729	2,645	2,522	2,581	2,672	2,737	2,898	3,092	3,307
Apsis	4,504	4,548	4,618	4,692	4,770	4,857	4,951	5,053	5,161	5,276

Difference	1,566	1,819	1,973	2,170	2,189	2,185	2,214	2,155	2,069	1,969

An examination of the work done by Apsis and ItaúBBA leads to an immediate conclusion: if, with Apsis’ numbers, the goal of departing from the requirement to hold a general shareholders’ meeting to approve the acquisition was achieved, shortly thereafter, based on the results of the appraisals of ItaúBBA, a share exchange ratio is being reached that supports the proposal made by Group’s management and leads to a loss of value for the shareholders of Brasil Telecom outside of the controlling group.

However, to arrive at such conclusions, ItaúBBA made some errors that should be noted: first, it did not consider, in favor of Brasil Telecom, material assets the size of IG, Globonet and the call center activities. In addition, upon analyzing the Company’s indebtedness, I discovered discrepancies between the values in the reports prepared by ItaúBBA, Bradesco and the values presented in the interim financial statements as of and for the three-month period ended March 31, 2011.

These are the reasons why this Board Member cannot approve the terms of the proposed transaction.

The rapid and summary work done by the independent special committee, which ended up simply following the proposal of the managers, did not consider, at least as far as one can tell, grave errors in valuation, such as those listed above. Also, it did not address relevant questions such as those that the minority shareholders tried to bring to their attention.

Therefore, this Board of Directors, in light of the duties it owes to the Company and its shareholders – to all shareholders, it should be stressed – cannot allow the merger to take place as proposed. This would result, as can be seen, in a loss to the shareholders, a loss that will particularly impact the non-controlling shareholders.

At this moment, the posture that seems to best serve the fiduciary duties that this Board owes to the shareholders is to call the members of the independent special committee, as well as the evaluators, to closely discuss the process and all relevant questions.

Otherwise, unless I am mistaken, a true independent negotiation on the bases for the merger will not have taken place, and the legal objective of CVM Guideline No. 35, to establish share exchange ratios on equitable terms, will have been frustrated.

As such, this Board Member positions himself against management’s proposal referred to above, and recommends that the members of the Independent Special Committee and ItaúBBA convene to discuss the subject with the purpose of seeking equitable terms, as the only way to fulfill the legal duties.

Rio de Janeiro, August 17, 2011

/s/ João Carlos de Almeida Gaspar
João Carlos de Almeida Gaspar